QuickLinks -- Click here to rapidly navigate through this document

As Filed with the Securities and Exchange Commission on February 10, 2004

Registration No. 333-110614

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
to
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

EQUIFIN, INC.
(Exact name of Registrant as specified in its charter)

Delaware (state or other jurisdiction of incorporation or organization)	13-3256265 (I.R.S. Employer Identification No.)

1011 Highway 71
Spring Lake, New Jersey 07762
 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Walter M. Craig, Jr.
Chief Executive Officer
1011 Highway 71
Spring Lake, New Jersey 07762
(732) 282-1411
 (Name and address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
Michael R. Epps, Esq.
EquiFin, Inc.
1011 Highway 71
Spring Lake, New Jersey 07762
(732) 282-1411

        Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee

Common Stock, par value $.01 per share	7,461,353 shares(1)	$.78	$5,819,855.34	$470.83

Common Stock, par value $.01 per share	2,820,966 shares(2)	$.62	$1,748,998.90	$141.49

			Total Fee:	$612.32

(1)
These shares were included in the initial registration statement filed on November 20, 2003, and consist of the following:

  100,000 shares of common stock issuable upon exercise of common stock purchase warrants, having an exercise price of $.25 per share and expiring March 18, 2008, that were issued as partial consideration to a consultant in connection with capital raising activities, which consultant was also paid a finder's fee in connection with a private placement of notes and warrants that closed on December 12, 2004;

  5,244,196 shares of common stock, issuable upon conversion or exercise or notes and warrants that were sold in a private placement that closed on September 23, 2003, 2,622,098 of which are issuable upon conversion of an aggregate principal amount of 11% convertible subordinated notes due August 31, 2008, and 2,622,098 of which are issuable upon exercise of common stock purchase warrants, having an exercise price of $.50 per share and expiring on August 31, 2008;

  314,651 shares of common stock issuable upon exercise of common stock purchase warrants, having an exercise price of $.50 per share and expiring on August 31, 2008, that were issued as part of the placement fee for the private placement of notes and warrants effectuated on September 23, 2003;

  175,000 shares of common stock that are currently committed to be issued to a single investor; and

  1,627,506 shares of common stock issuable upon the exercise of previously issued and outstanding warrants.

(2)
The following additional shares have been registered for resale upon exercise or conversion of the respective notes or warrants set forth:

  2,064,193 shares of common stock issuable with respect to the principal of, and accrued and unpaid interest on, a $1,100,000 principal amount convertible note, having a conversion price of $.62 per share, that was sold in a private placement that closed on December 12, 2003;

  532,257 shares of common stock issuable upon exercise of a warrant sold in the private placement that closed on December 12, 2003. Such warrant expiring on December 11, 2008 and entitling the holder to purchase 177,419 shares of common stock at an exercise price of $.78 per share; 177,419 shares of common stock at an exercise price of $.93 per share; and 177,419 shares of common stock at a price of $1.09 per share; and

  224,516 shares of common stock, 184,516 shares of which are issuable upon exercise of warrants having an exercise price of $.78 per share and that expire on December 11, 2008 that were issued as a finder's fee in connection with the private placement that closed on December 12, 2003 and 40,000 shares of which are currently outstanding and were issued as other consideration to the same consultant to whom the finder's fee was paid.

(3)
The proposed offering price is estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c), a registration fee of $470.83 was paid on or about November 19, 2003 based upon the average of the high and low sales prices of the common stock on November 17, 2003, as reported on the American Stock Exchange. Pursuant to Rule 457(c), an additional registration fee of $141.49 was paid on or about January 22, 2004 based upon the average of the high and low sales prices of the common stock on January 15, 2004, as reported on the American Stock Exchange.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 10, 2004

EQUIFIN, INC.

10,282,319 shares of common stock

  This prospectus relates to 10,282,319 shares of common stock, $.01 par value per share, of EquiFin, Inc. that may be offered for sale by certain of our security holders consisting of the following:

  2,064,193 shares of common stock issuable with respect to the principal of, and accrued and unpaid interest on, a $1,100,000 principal amount convertible note that was sold in a private placement that closed on December 12, 2003;

  532,257 shares of common stock issuable upon exercise of a warrant sold in the private placement that closed on December 12, 2003;

  324,516 shares of common stock, 284,516 shares of which are issuable upon exercise of warrants and 40,00 shares of which are currently outstanding, that were issued as a finder's fee in connection with the private placement that closed on December 12, 2003 and other consideration to the same consultant to whom that finder's fee was paid;

  5,244,196 shares of common stock, issuable upon conversion or exercise or notes and warrants that were sold in a private placement that closed on September 23, 2003;

  314,651 shares of common stock issuable upon exercise of common stock purchase warrants that were issued as part of the placement fee for the private placement of notes and warrants effectuated on September 23, 2003;

  175,000 shares of common stock that are currently committed to be issued to a single investor; and

  1,627,506 shares of common stock issuable upon the exercise of previously issued and outstanding warrants.

        These shares, in the aggregate, are approximately 135% of our currently outstanding shares of common stock. Assuming the issuance of all these shares, the shares being offered will constitute approximately 58% of our shares that are then outstanding. Currently our officers and directors beneficially own approximately 8.1% of our common stock. This percentage is calculated by including shares of common stock that may be acquired by our officers and directors within 60 days upon the exercise or conversion of any right or instrument. Recently our Chairman of the Board, Walter M. Craig, Jr, agreed to make the issuance of 2,797,545 shares that would otherwise have been included in this percentage, subject to stockholder approval of an amendment to our Certificate of Incorporation increasing the number of our authorized shares of common stock (or there otherwise being sufficient authorized and unreserved shares). Included in these 2,797,545 shares are 220,000 shares, which are issuable upon exercise of warrants, which may be offered by Mr. Craig pursuant to this Prospectus. If we included these 2,797,545 shares in the computation, our officers and directors would currently beneficially own 31.6% of our common stock. Assuming that all of the shares that may be offered for sale pursuant to this prospectus are sold and that our officers and directors do not acquire any of these shares or otherwise acquire additional shares of our common stock, our officers and directors will beneficially own 3.6% of our shares of our common stock (which includes as outstanding the 220,000 shares issuable upon exercise of warrants that may be offered by Mr. Craig pursuant to this Prospectus, the exerciseability of which are subject to stockholder approval of the amendment to our Certificate of Incorporation). If all of the shares that Mr. Craig has agreed to make subject to stockholder approval are included in this computation, then after the sale of the shares offered pursuant to this prospectus, our officers and directors would own 15.4% of our shares of common stock.

        The prices at which the selling security holders may sell these shares will be determined by the prevailing market price for shares of our common stock or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares of common stock. However, we will receive the exercise price of the warrants relating to some of the common stock upon exercise by the selling security holders, to the extent the warrants are exercised for cash.

        Our common stock is currently traded on the American Stock Exchange under the trading symbol "II." On January 15, 2004 the last reported sales price of the common stock on that market was $.63 per share.

        INVESTING IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A LOSS OF ALL OR A PORTION OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS                        , 2004

TABLE OF CONTENTS

PAGE
EQUIFIN, INC
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
USE OF PROCEEDS
SELLING SECRITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document may only be accurate on the date of this document. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. Neither the delivery of this prospectus, nor any sale made under this prospectus shall, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus.

EQUIFIN, INC.

        We primarily provide capital to small and mid-size business enterprises through senior secured loans and accounts receivable funding. Less frequently, we may provide funding to small and mid-size business enterprises through subordinated secured loans, bridge loans, convertible loans, loan guarantees and other similar opportunistic situations.

        Our Chairman of the Board and Chief Executive Officer, Walter M. Craig, Jr., has approximately 11 years of experience in the commercial finance industry, providing different forms of structured credit to small and mid-sized business enterprises. Prior to that time, he had spent 11 years in structuring financial transactions for small and medium size companies as an attorney. Recently his experience includes acting as our Chief Executive Officer, since August 2000, and having acted as President and director of PLB Management Corp. the general partner of Mezzanine Financial Fund, L.P., a privately held Delaware limited partnership which made collateralized loans to companies. The collateralized loans extended by this entity generally were extended to small and mid-sized business enterprises and were structured to be subordinated secured debt, often with equity enhancements. Mr. Craig also was Chairman of the Board of an affiliated entity that was engaged in the factoring business, where accounts receivable of small business enterprises were purchased on a discounted basis.

        Mr. Vogel, the President of Equinox Business Credit Corp., our 81% owned subsidiary which currently conducts substantially all of our operations, started in that office in December 2001. Mr. Vogel was a Senior Vice President of Century Business Credit Corp. ("Century") from 1990 until December 1999. Century was a privately held finance company, whose portfolio of asset-based credit lines reached approximately $120,000,000 that was sold to Wells Fargo Bank in 1999. Prior to his work at Century, Mr. Vogel was Vice President of Fidelcor Business Credit Corp. ("Fidelcor") from 1984 until 1990. Both Century and Fidelcor were involved in providing asset-based term and revolving loans principally in the amounts of $500,000 to $3,000,000 to small and mid-size companies.

        Because of our management's knowledge of the commercial finance industry, it was believed that there had been a consolidation of smaller asset-based lenders and, as a result, the asset-based lending marketplace had become increasingly populated by larger lenders. These larger lenders, due to their operating size, had moved away from providing credits under $3 million to companies as well as credits that were perceived to be of a higher risk (companies that had an absence of consistent, positive cash flow history, or were experiencing a turnaround in their business or where the company might be reorganizing under bankruptcy protection). Although these "high-risk" companies are not traditional credits, many are rich in collateral and are able to support asset-based loans. Accordingly, after Mr. Craig became our Chairman of the Board in the second quarter of 2001, we sold our then principal line of business, which provided various out-sourcing services to the petro-chemical industry, and have concentrated our efforts on building a commercial finance company that is designed to fill the void that our management perceived in the marketplace. Since 2001 we have principally been engaged in attempting to build a commercial finance company that provides various forms of structured asset-based credit to small and mid-sized business enterprises. Our goal is to provide asset-based credits in the form of senior secured loans, subordinated secured loans, bridge loans, convertible loans and loan guarantees.

        Our initial focus in pursuit of our strategy to develop a finance company has been to build an asset-based lending group through our 81% owned subsidiary, Equinox Business Credit Corp. ("Equinox"), which provides asset-based credit to small and mid-size business enterprises that do not qualify for traditional commercial bank loans. Capitalizing on Mr. Vogel's extensive experience in the asset-based lending industry, Equinox' operations commenced in the first quarter of 2002, and as of December 31, 2003 had outstanding credits committed aggregating approximately $15,000,000 to ten borrowers. Equinox provides revolving and term loan credit facilities that are secured by the assets of the borrower. To date, all of Equinox' loans have been secured by a security interest in substantially all of the assets of its borrowers. Because our capital has been limited, we have not, to date, aggressively marketed our lending operations. We have principally relied upon an existing referral network that exists from our management's prior endeavors (including brokers, accountants, lawyers, consultants and workout departments at commercial banks) to provide us with potential lending opportunities. During the third and fourth quarters of 2003, we completed private placements of notes and warrants generating net proceeds of approximately $1,890,000. As a result of our obtaining these additional capital resources, we plan to embark on a more aggressive marketing campaign in 2004, which may include retaining sales personnel who work exclusively for our Company and placing advertisements in trade journals. We believe that these activities will enable Equinox to employ the capital it currently has on hand from the placements of 2003 together with its borrowing capability of close to $9,000,000 under its senior credit facility with Wells Fargo Foothill Corporation and should result in growth of Equinox' loan portfolio substantial enough for Equinox to operate profitably when such capital is allocated to loans. There can be no assurance that, in fact, sufficient growth can be realized to achieve such profitable operations or when this might occur.

        In addition to Equinox' operations that provide asset-based loan facilities, we have a division that provides "factoring" services. Factoring is the legal purchase, at a discounted price, of the accounts receivable of a contract customer. Our customer receives a payment from us on our purchase of their receivable that is a percentage of the invoice they generated for their service or goods, and we, as the purchaser, become legally entitled to receive payment from the account debtor. As of December 31, 2003, our investment in these purchased accounts receivable totaled $969,375 with respect to the purchase of approximately $1,964,000 of gross amount of accounts receivable.

        Although our goal is to develop over time a diverse, multi-regional commercial finance company, because of our current capital resources, we have, to date, focused primarily upon developing the asset-based loan operations of Equinox in the northeast region of the United States. If we are able to grow these operations through our enhanced marketing efforts, we anticipate that the demands of our customers, or potential customers within the niche that we are attempting to exploit, will present us with more opportunities to provide other forms of financing. We initially plan to pursue these other forms of financing on an opportunistic basis, depending upon our capital resources at the time the opportunity is presented. We also may seek additional separate funding, including the sale of participations, to actively seek customers for, and to grow, our factoring operation or to exploit other forms of structured financing.

        Our independent public accountants, J.H. Cohn LLP ("JHC"), included an explanatory paragraph in their report on their audit of our 2002 consolidated financial statements which stated, in effect, that our subsidiary, Equinox, did not meet the tangible net worth requirements under its credit facility as of December 31, 2002 and that it did not expect to be able to meet a scheduled increase in that requirement during the year ending December 31, 2003 unless we could provide it with additional capital. Accordingly, JHC stated that such matters raise substantial doubt about the Company's ability to continue as a going concern through, in effect, at least the year ending December 31, 2003.

        During 2003, although we were able to secure capital for Equinox' continued development, we failed to meet, as required by Equinox' senior lender, Equinox' tangible net worth requirement for June 30, 2003, which default was waived by our lender. Equinox also failed to meet the tangible net worth requirement at July 31, 2003 (where it was below the requirement by $15,000), September 30, 2003 (where it was below the requirement by $18,000) and October 31, 2003 (where it was below the requirement by $4,000). Equinox was also below the requisite interest coverage ratio at September 30, 2003 (.89 to 1 compared to the requirement of 1.1 to 1). Equinox was in compliance with the tangible net worth requirement as of November 30, 2003, and the interest coverage ratio as of October 31, 2003 and November 30, 2003. Based upon unaudited financial information, Equinox was in compliance with a required leverage ratio at all times during 2003. Equinox was in compliance with all of these financial covenants as of December 31, 2003. All of the computations related to the financial covenants as of and during the year ended December 31, 2003 were based upon unaudited financial information.

        During the fourth quarter of 2003, Equinox operated on a cash flow positive basis based upon unaudited financial information. As a result of the additional capital that we obtained in the fourth quarter of 2003 and improving operating results, we believe as of the date of this prospectus that we will have adequate capital resources to continue our business plan, meet our senior lending covenants and operate as a going concern through at least the year ending December 31, 2004. However, we cannot assure that Equinox' operating results will not deteriorate or that unexpected expenses might not arise, and accordingly, while we believe our financial resources will be adequate through at least the year ending December 31, 2004, we cannot assure that they will be adequate or that our auditors will conclude that their report on their audit of our 2003 consolidated financial statements will not need an explanatory paragraph related to our ability to continue as a going concern through December 31, 2004.

        As part of our business strategy to develop a commercial finance company, we believe there could exist smaller, commercial finance companies that might feel it is advantageous to be part of a public enterprise. In furtherance of this aspect of our plan of development, on June 20, 2003, we signed a definitive merger agreement with Celtic Capital Corporation and its principal stockholders, pursuant to which we agreed, based on certain conditions, to acquire Celtic by merging it with and into our wholly-owned subsidiary. In accordance with the merger agreement, in September 2003, we elected not to proceed with the merger as a result of our not being able to complete a debt or equity financing that would generate net proceeds of at least $3,000,000 on terms acceptable to us. The completion of a financing that would generate that amount of net proceeds was a condition to the closing of the merger. In accordance with the terms of the merger agreement, a significant amount of the proceeds from any financing that we obtained would have been utilized to repay existing subordinated indebtedness of Celtic Capital Corporation. We believe this requirement materially contributed to our difficulty in raising the requisite capital on terms that were acceptable to us, and accordingly, decided not to proceed with the proposed transaction. We were not required to pay a penalty as a result of our terminating the merger.

        As a result of the increase in the number of shares of common stock that we have reserved for issuance because of private placements effectuated in the third and fourth quarters of 2003, our Chairman of the Board, Walter M. Craig, Jr., and Coast Capital Partners, L.L.C., an entity controlled by our Chairman, have made the issuance of 3,124,545 shares of common stock, previously reserved for issuance to them upon the exercise or conversion of options, warrants and convertible preferred stock, subject to obtaining stockholder approval of an amendment to our Certificate of Incorporation increasing the number of shares of our common stock that we are authorized to issue (or there otherwise being sufficient authorized and unreserved shares). Included in the 3,124,545 shares of common stock are 220,000 shares, which are issuable upon exercise of warrants, which may be offered by Mr. Craig pursuant to this Prospectus. If our Chairman of the Board and the entity controlled by him had not made such an agreement, we would not have been able to complete the private placement of the $1,100,000 principal amount convertible note and warrant that we effectuated in the fourth quarter. We would have had an insufficient number of authorized and unreserved shares to reserve for issuance upon conversion of such note and the exercise of the warrant issued with that note. We plan to propose, to our stockholders at our next annual stockholders meeting, an amendment to our Certificate of Incorporation increasing the number of shares that we are authorized to issue from 20,000,000 to 50,000,000. If this amendment is not approved, our ability to raise additional capital may be effectively restricted.

        We were incorporated in Delaware in March 1984. Our principal executive offices are located at 1011 Highway 71 Spring Lake, New Jersey 07762; and our telephone number is (732) 282-1411.

RISK FACTORS

        Before investing in our common stock offered by this prospectus, you should carefully consider the following risks and uncertainties, in addition to the other information contained or incorporated by reference in this prospectus. The following lists the risks and uncertainties, that are known to management as of the date of this Prospectus and that our management believes to be material, which may adversely affect our business financial condition or results of operations.

WE HAVE INCURRED LOSSES FROM OUR CONTINUING OPERATIONS AND MAY CONTINUE TO INCUR LOSSES

        Based on unaudited financial information we incurred a loss from continuing operations of $1,189,000 on revenues of $1,469,000 for the nine months ended September 30, 2003 compared to a loss from continuing operations of $1,046,000 on revenues from continuing operations of $1,083,000 for the previous nine months ended September 30, 2002. For the year ended December 31, 2002, we incurred a loss from continuing operations of $1,334,000 on revenues from continuing operations of $1,619,000 compared to a loss of $906,000 on revenues of $330,000 from continuing operations for the previous year (the year ended December 31, 2001). Based on unaudited information our accumulated deficit as of September 30, 2003 was $7,700,000. For the fourth quarter of 2003, our operating subsidiary, Equinox, was cash flow positive, although we were still cash flow negative and incurred a net loss on a consolidated basis, based upon unaudited financial information. We had a net loss on a consolidated basis for the year ended December 31, 2003, based upon unaudited financial information. Our ability to become cash flow positive and profitable on a consolidated basis is dependent upon our ability to close additional loan opportunities in 2004, which we expect would become available upon the success of our enhanced marketing efforts. However, we cannot predict when, or if, we will be profitable. If we are able to become profitable, there is no assurance that we will remain so.

OUR INDEPENDENT PUBLIC ACCOUNTANTS HAVE REPORTED THAT THERE IS UNCERTAINTY AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN

        Our independent public accountants included an explanatory paragraph in their report on their audit of our 2002 consolidated financial statements which stated, in effect, that our subsidiary, Equinox, did not meet the tangible net worth requirements under its credit facility as of December 31, 2002 and that it did not expect to be able to meet a scheduled increase in that requirement during the year ending December 31, 2003 unless we could provide it with additional capital, and accordingly, there was substantial doubt about our ability to continue as a going concern through, in effect, at least the year ending December 31, 2003. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As a result of the additional capital that we obtained in the fourth quarter of 2003 and Equinox' improving operating results, we currently believe that we will have adequate capital resources to continue our business plan, meet our senior lender's covenants and operate as a going concern through at least the year ending December 31, 2004. However, we cannot assure that Equinox' operating results will not deteriorate or that unexpected expenses will not arise during the year ending December 31, 2004. Accordingly, we cannot assure that they will be adequate or that our auditors will conclude that their report on their audit of our 2003 consolidated financial statements will not need an explanatory paragraph related to our ability to continue as a going concern through December 31, 2004.

BECAUSE OF OUR HISTORICALLY LIMITED CAPITAL RESOURCES, WE ARE STILL IN AN EARLY STAGE OF DEVELOPMENT, WHICH MAY INCREASE YOUR INVESTMENT RISK

        We did not actively initiate our current finance activities until the first quarter of 2002. Although we have been engaged in this business for two complete years, because of our limited portfolio of loans, we believe that our business is still in an early stage of development, and, accordingly, our finance operations are subject to all of the risks inherent in the establishment of a new business enterprise, and there can be no assurance that we will be successful. Although we plan to expand our marketing efforts and attempt to accelerate the growth of our asset-based loan operations in 2004, we may not be able to:

  •
  successfully compete with our competitors for loan opportunities to the degree necessary to establish profitable operations;

  •
  continue to find loan opportunities that meet our strict underwriting parameters;

  •
  continue to grow and manage our growth;

  •
  predict what level of delinquencies or defaults we may experience with respect to our loans over longer periods of time;

  •
  raise additional capital that is required to expand our portfolio; or

  •
  respond to changes in the marketplace.

THE LOSS OF ANY BORROWER COULD MATERIALLY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

        We currently have asset-based credit facilities extended to ten borrowers, with aggregate committed lines, as of December 31, 2003, of approximately $15,000,000. Although we will work to expand our portfolio of borrowers, because we have a small number of borrowers at this time, the loss of any borrower could adversely affect our results of operations in a material way and could delay our becoming profitable.

WE WILL NEED ADDITIONAL CAPITAL FOR OUR OPERATIONS

        The structured finance business is capital intensive. It requires significant expenditure of funds to establish a portfolio of loans from which revenues may be generated. Although we currently believe that with our available cash and senior credit line we have sufficient capital resources to attain profitability on a consolidated basis, there is no assurance that we will be able to grow our loan portfolio as planned or that unexpected expenses will not arise. Accordingly, it is possible that we need additional capital to become profitable. If this is the case, there is no assurance that we will be able to obtain these funds. If we are not able to obtain this additional capital, we may be forced to dramatically reduce expenses and seek an alternative business opportunity. Even if we are successful in becoming profitable, we will continue to be dependent upon future financings to continue to expand our portfolio of loans. Accordingly, our cash requirements have been and will continue to be significant. If we are unable to obtain additional funding when needed, we may be required to curtail significantly one or more aspects of our operations, and our business and financial condition could be adversely affected in a material way.

THERE HAVE BEEN DEFAULTS UNDER OUR PRINCIPAL CREDIT FACILITY, WHICH EXPIRES IN DECEMBER 2004 AND WHICH WILL NEED TO BE INCREASED AND EXTENDED IF WE ARE TO GROW OUR OPERATIONS

        Our current credit facility, with Wells Fargo Foothill Corporation ("WFF"), permits us to borrow up to $20,000,000 based upon a formula related to a specified borrowing base, consisting of eligible purchased accounts and eligible notes receivable, as defined in the Loan and Security Agreement between our subsidiary, Equinox Business Credit Corp., and WFF. As of December 31, 2003, the outstanding commitments under this line were approximately $15,000,000 with loans under this facility of $9,826,000. This facility matures on December 19, 2004. Although we believe that the full use of the credit available under our credit facility will enable us to realize profitable operations, we believe that during the third or fourth quarter of 2004 we might need to seek to increase the maximum amount that we are permitted to borrow under this facility or obtain a replacement facility in order to continue our growth as contemplated. There can be no assurance that we will be able to obtain a credit facility that permits borrowings above $20,000,000 or that we will be able to extend the maturity date of our current credit facility beyond December 19, 2004 or find a replacement facility if we are unable to obtain an extension of our current facility. In addition, even if we are able to find a replacement facility or increase the amount of borrowings permitted under our current facility, there can be no assurance that we will be able to do so on terms as favorable as those currently available to us.

        Our current credit facility requires us to maintain a minimum tangible net worth (which includes subordinated debt) and a minimum interest coverage ratio, as well as a leverage ratio not in excess of a specified amount. We have, during the term of this facility, been in default on the minimum tangible net worth and have received waivers. We failed to meet the tangible net worth requirement at July 31, 2003 (where we were below the requirement by $15,000), September 30, 2003 (where we were below the requirement by $18,000) and October 31, 2003 (where we were below the requirement by $4,000) and had a minimum interest coverage ratio of .89 to 1 for September 2003, compared to the ratio of 1.1 to 1 that was required. We were in compliance with the minimum tangible net worth requirement as of November 30, 2003. We also were in compliance with the interest coverage ratio as of October 31, 2003 and November 30, 2003. We have been in compliance with the leverage ratio at all times. We were in compliance with all of these covenants as of December 31, 2003. All of the computations related to compliance with financial covenants during 2003 were based upon unaudited financial information. Although we believe that we are in compliance with this loan agreement, we currently are negotiating with, and anticipate obtaining from, our lender waivers with respect to these past defaults that our lender believes are necessary. Additional conditions or covenants are likely to be imposed in connection with these waivers, including additional liquidity covenants. In addition, there is no assurance that we will be able to avoid defaulting on these requirements in the future or, that if there are future defaults, that we will be able to obtain waivers. If we are unable to obtain waivers, our lender may attempt to exercise its rights under the facility, including terminating the facility and curtailing our ability to borrow additional funds.

        If we are unable to extend the maturity date of our current credit facility or find a replacement facility prior to the maturity date, our existing facility would terminate and we may no longer have the right to borrow any additional funds under our existing credit facility and would not have a replacement facility; all cash flow generated by our loans securing our current facility, which are substantially all of our loans, would go to pay down our borrowings thereunder. Additionally, if the facility were terminated due to our breach, noncompliance or default, our lender would have the right to liquidate or sell all of our loans which are held as security for the repayment of that credit facility. Consequently, if our current facility were to terminate, our liquidity position would be adversely affected in a material way, and we may not be able to satisfy our outstanding loan commitments, originate new loans or continue to fund our operations.

        IN ORDER TO RAISE CAPITAL FROM NEW EQUITY OFFERINGS WE WILL NEED TO AMEND OUR CERTIFICATE OF INCORPORATION IN ORDER TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK THAT WE ARE AUTHORIZED TO ISSUE

        As a result of the increase in the number of shares of common stock that we have reserved for issuance because of private placements effectuated in the third and fourth quarters of 2003, our Chairman of the Board, Walter M. Craig. Jr., and Coast Capital Partners, L.L.C., an entity controlled by our Chairman, have made the issuance of 3,124,545 shares of common stock, previously reserved for issuance to them upon the exercise or conversion of options, warrants and convertible preferred stock, subject to obtaining stockholder approval of an amendment to our Certificate of Incorporation increasing the number of shares of our common stock that we are authorized to issue (or there otherwise being sufficient authorized and unreserved shares). Included in these 3,124,545 shares are

220,000 shares that are issuable upon exercise of warrants, which may be offered by Mr. Craig pursuant to this Prospectus. If our Chairman of the Board and the entity controlled by him had not made such an agreement, we would not have been able to complete the private placement of the $1,100,000 principal amount convertible note and warrant that we effectuated in the fourth quarter. We would have had an insufficient number of authorized and unreserved shares to reserve for issuance upon conversion of such note and the exercise of the warrant issued with that note. We plan to propose, to our stockholders at our next annual stockholders meeting, an amendment to our Certificate of Incorporation increasing the number of shares that we are authorized to issue from 20,000,000 to 50,000,000. If this amendment is not approved, our ability to raise additional capital may be effectively restricted; our ability to raise additional capital by issuing shares of common stock or obligations or instruments convertible into common stock would be limited. There can be no assurance that our stockholders will approve the amendment to our Certificate of Incorporation that we propose. If the amendment is not approved and our ability to raise capital through equity offerings is accordingly limited, we would need to seek to raise capital through straight debt offerings. There can be no assurance that we would be successful in raising additional capital through straight debt offerings or that this capital could be raised on terms that would be acceptable to us in light of our then current business plan.

WE MAY NOT RECOVER THE VALUE OF AMOUNTS THAT WE LEND

        We have experienced credit losses since commencing operations in January 2002. However, the only credit loss through September 30, 2003 consisted of a loss from our factoring operations of $214,000, which was less than our allowance for loan losses at the time. A credit loss occurs when we determine that all or part of the principal of a particular loan or advance under a factoring facility has become unrecoverable and will not be repaid. To date, we have not experienced any credit losses in our asset-based loan portfolio. As of September 30, 2003, we had an allowance for loan losses of $150,000, reflecting our judgment of the possible credit losses inherent in our current loan and factoring portfolios. If we were to experience material losses on our portfolios in excess of our loss allowance, they would have a material adverse effect on our revenues, assets and possibly our ability to fund our business.

WE MAKE LOANS PRINCIPALLY TO PRIVATELY OWNED SMALL AND MEDIUM-SIZED COMPANIES, WHICH PRESENT A GREATER RISK OF LOSS THAN LARGER COMPANIES

        Our portfolio consists primarily of commercial loans to small and medium-sized, privately owned businesses with annual revenues ranging typically from $2,000,000 to $20,000,000. Compared to larger, publicly owned firms, these companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position and may need more capital to expand or compete. These financial challenges may make it difficult for our clients to make scheduled payments of interest or principal on our loans. Accordingly, advances made to these types of clients entail higher risks than advances made to companies who are able to access traditional credit sources.

        Numerous factors may affect a client's ability to make scheduled payments on its loan, including the failure to meet its business plan or a downturn in its industry. In part because of their smaller size, our clients may:

  •
  experience significant variations in operating results;

  •
  have narrower product lines and market share than their larger competitors;

  •
  be particularly vulnerable to changes in customer preferences and market conditions;

  •
  be more dependent than larger companies on one or more major customers, the loss of which could materially impair their business, financial condition and prospects;

  •
  face intense competition, including from companies with greater financial, technical, managerial and marketing resources;

  •
  depend on the management talents and efforts of a single individual or a small group of persons for their success, the death, disability or resignation of whom could materially harm the client's financial condition or prospects;

  •
  have less skilled or experienced management personnel than larger companies; or do business in regulated industries, such as the healthcare industry, and could be affected by policy or regulatory changes.

        Accordingly, any of these factors could impair a client's cash flow or result in other events, such as bankruptcy, which could limit that client's ability to repay its obligations to us, and may lead to losses in our portfolio and a decrease in our revenues, net income and assets.

        OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT FOR US TO ACCURATELY JUDGE THE CREDIT PERFORMANCE OF OUR PORTFOLIO AND, AS A RESULT, INCREASES THE RISK THAT OUR ALLOWANCE FOR LOAN LOSSES MAY PROVE INADEQUATE

        Our business depends on the creditworthiness of our clients. While we conduct extensive due diligence and a thorough review of the creditworthiness of each of our clients, this review requires the application of significant judgment by our management. Our judgment may not be correct.

        We maintain an allowance for loan losses on our financial statements in an amount that reflects our judgment concerning the potential for losses inherent in our portfolio. Management periodically reviews the appropriateness of our allowance considering economic conditions and trends, collateral values and credit quality indicators. Because of our limited operating history and the relative lack of seasoning of our loans make it difficult to judge the credit performance of our portfolio, we cannot assure you that our estimates and judgment with respect to the appropriateness of our allowance for loan losses are accurate. Our allowance may not be adequate to cover credit losses in our portfolio as a result of unanticipated adverse changes in the economy or events adversely affecting specific clients, industries or markets. If our allowance for loan losses is not adequate, our net income will suffer, and our financial performance and condition could be significantly impaired.

A CLIENT'S FRAUD COULD CAUSE US TO SUFFER LOSSES

        Although our business demands that we take efforts to understand, oversee and strictly monitor our client's activities and assets, a client could defraud us by, among other things:

  •
  directing the proceeds of collections of its accounts receivable to bank accounts other than our established lockboxes;

  •
  Failing to accurately record accounts receivable aging;

  •
  overstating or falsifying asset records; or

  •
  providing inaccurate reporting of other financial information, including inventory information.

        The failure of a client to accurately report its financial position, compliance with loan covenants or eligibility for additional borrowings could result in the loss of some or all of the principal of a particular loan or loans including, in the case of revolving loans, amounts we may not have advanced had we possessed complete and accurate information.

THE COLLATERAL SECURING A LOAN MAY NOT BE SUFFICIENT TO PROTECT US FROM A PARTIAL OR COMPLETE LOSS IF THE LOAN BECOMES NON-PERFORMING, AND WE ARE REQUIRED TO FORECLOSE

        While all of our loans are secured by liens on specified collateral of our clients, there is no assurance that the collateral securing any particular loan will protect us from suffering a partial or complete loss if the loan becomes non-performing and we move to foreclose on the collateral. The collateral securing our loans is subject to inherent risks that may limit our ability to recover the principal of a non-performing loan. Listed below are some of the risks that may affect the value of different types of collateral in which we typically take a security interest.

        Inventory.    In those cases where we have advanced credit against a client's inventory asset and we have taken a security interest in the inventory of the client, the inventory may not be adequate to fully secure our loan if, among other things, any of the following occur:

  •
  our valuation of the inventory at the time we made the loan was not accurate;

  •
  there is a reduction in the demand for the inventory or the inventory becomes obsolete;

  •
  the value of the inventory, including, for example, inventory in the retail industry, decreases due to seasonal fluctuations;

  •
  the inventory is made up of several component parts and the value of those parts falls below expected levels; or

  •
  the client misrepresents, or does not keep adequate records of, important information concerning the inventory such as the quantity or quality of inventory on hand.

        Accounts Receivable.    Factors that could reduce the value of accounts receivable securing our loans include, among other things:

  •
  problems with the client's underlying product or services which result in greater than anticipated returns or disputed accounts;

  •
  unrecorded liabilities such as rebates, warranties or offsets;

  •
  the disruption or bankruptcy of key customers who are responsible for material amounts of the accounts receivable; or

  •
  the client misrepresents, or does not keep adequate records of, important information concerning the amounts and aging of its accounts receivable.

        Equipment.    The equipment of a client securing our loan could lose value as a result of, among other things:

  •
  changes in market or industry conditions;

  •
  the failure of the client to adequately maintain or repair the equipment; or

  •
  changes in technology or advances in new equipment that render the client's equipment obsolete or of limited value.

        Any one or more of the preceding factors could materially impair our ability to recover principal in a foreclosure on the related loan.

WE MAY INCUR LENDER LIABILITY AS A RESULT OF OUR LENDING ACTIVITIES

        In recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed "lender liability."

Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. We may be subject to allegations of lender liability. We cannot assure you that these claims will not arise or that we will not be subject to significant liability if a claim of this type did arise.

WE ARE DEPENDENT UPON KEY PERSONNEL

        We are highly dependent on the services of our Chairman of the Board, Walter M. Craig, Jr., and Allen H. Vogel, the President of our principal subsidiary. Although we have employment agreements with each of Messrs. Craig and Vogel, the loss of either of their services would materially adversely affect us. Mr. Vogel's employment agreement terminates on December 19, 2004, and as a result, there can be no assurance that his employment will continue after that date.

WE MAY BE UNABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL

        As our structured finance operations grow, we will need to hire qualified personnel. However, we may be unable to attract and retain qualified management, sales and credit personnel on terms that are acceptable to us.    If we have any difficulty in attracting and retaining qualified personnel on acceptable terms, our business, financial position or operating results could be adversely affected.

WE ARE IN A HIGHLY COMPETITIVE BUSINESS AND MAY NOT BE ABLE TO TAKE ADVANTAGE OF ATTRACTIVE LENDING OPPORTUNITIES

        The commercial lending industry is highly competitive. Although we believe the market for providing smaller, asset-based loans is not as competitive as the market for providing asset-based loans that are larger than $3,000,000, we have competitors who also make the same types of loans to small and medium-sized businesses that are our target clients.

        Our competitors include a variety of:

  •
  specialty and commercial finance companies;

  •
  national and regional banks;

  •
  private funds and investment groups; and

  •
  other equity and non-equity based investment groups.

        Some of our competitors have greater financial, technical, marketing and other resources than we do. They also have greater access to capital than we do and at a lower cost than is available to us. Furthermore, we would expect to face increased price competition if lenders seek to expand within or enter our target markets. As a result, we may not be able to attract and retain new clients and sustain the rate of growth that we have experienced to date, and our market share and future revenues may decline. If our existing clients choose to use competing sources of credit to refinance their loans, the rate at which loans are repaid may be increased, which could change the characteristics of our loan portfolio as well as cause our anticipated return on our existing loans to vary.

OUR ABILITY TO PAY DIVIDENDS MAY BE LIMITED

        We have not paid any dividends on our common stock and do not anticipate declaring or paying any dividends in the foreseeable future. Our principal subsidiary's working capital credit facility restricts the distribution of funds to us, and accordingly, could restrict our ability to pay dividends.

THE ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK AS A RESULT OF THE CONVERSION OR EXERCISE OF CURRENTLY OUTSTANDING DERIVATIVE SECURITIES MAY CAUSE OUR STOCK PRICE TO DECLINE

        We currently have 7,637,000 shares of common stock outstanding, and are contractually committed to issue an additional 175,000 shares of common stock that are not as yet outstanding. The 175,000 shares of common stock that we are committed to issue, as well as 40,000 shares of common stock that are currently outstanding that were issued to Duncan Capital LLC, may be offered for resale pursuant to this Prospectus. Substantially all of our other outstanding shares of common stock may be resold in the public market without restriction. In addition, the following shares of our common stock are issuable upon exercise or conversion of currently outstanding securities:

  —
   1,197,500 shares are issuable upon exercise of currently outstanding common stock purchase options having exercise prices ranging from $.25 to $.40 (the issuance of 500,000 shares of which are currently registered under the Securities Act of 1933, as amended (the "Securities Act"));

  —
   6,372,881 shares are issuable upon exercise of currently outstanding common stock purchase warrants having exercise prices ranging from $.25 to $1.09 (5,381,022 of which may be offered pursuant to this Prospectus and the remainder of which are also registered under the Securities Act);

  —
   2,622,098 shares are issuable upon conversion of an aggregate of $1,127,500 principal amount of convertible notes having a current conversion price of $.43 per share that may be offered pursuant to this Prospectus; and

  —
   1,774,194 shares are issuable upon conversion of a $1,100,000 principal amount convertible note having a current conversion price of $.62 per share, and an additional 290,000 shares may become issuable with respect to accrued interest thereon, all of which shares may be offered for resale pursuant to this Prospectus.

        In addition, subject to stockholder approval of an amendment to our Certificate of Incorporation, increasing the number of shares of common stock that we are authorized to issue from 20,000,000 shares to 50,000,000 shares, we will be committed to issue the following additional shares of common stock with respect to options, warrants or other convertible securities currently held by our Chairman of the Board, Walter M. Craig, Jr., and Coast Capital Partners. LLC, an entity controlled by him: 500,000 shares upon exercise of options having exercise prices ranging from $.25 to $1.50; 220,000 shares upon exercise of warrants having an exercise price of $.25; 2,204,545 shares upon conversion of shares of preferred stock; and 200,000 shares that are issuable to Mr. Craig with respect to an earlier purchase of these shares. None of these shares are currently registered under the Securities Act, other than the 220,000 shares issuable upon exercise of warrants having an exercise price of $.25 per share that may be offered pursuant to this Prospectus.

        We also could become obligated to issue additional shares of common stock with respect to fees on the $1,100,000 principal amount note and could become obligated to issue additional shares if we were to draw upon our credit line with Laurus Master Fund, Ltd., which permits additional borrowings of up to $1,900,000 by the issuance, with respect to each borrowing, of a subordinated convertible note in the principal amount borrowed (which will be convertible into shares of our common stock at the volume weighted average price of our common stock over the five trading days preceding the borrowing date) and an accompanying warrant that entitles the holder to purchase shares of our common stock, equal to 30% of the number of shares that the original principal amount of the note is convertible into at issuance, at exercises prices that are in excess of the conversion price of the note. None of these shares have been registered under the Securities Act.

        There can be no assurance that we will not elect to file a registration statement, registering under the Securities Act, any of the above described shares that are not currently registered.

        The shares covered by this prospectus, in the aggregate, are approximately 135% of our currently outstanding shares of common stock. Assuming the issuance of all these shares, the shares being offered will constitute approximately 58% of our shares that are then outstanding.

        The possibility of exercise or conversion of these securities and the inclusion of the underlying shares of common stock in the issued and outstanding shares may adversely affect the market price of our common stock.

OUR CURRENT OFFICERS AND DIRECTORS COULD PERPETUATE THEMSELVES IN MANAGEMENT

        Our executive officers and directors could be deemed to beneficially own an aggregate of approximately 8.1% of our voting capital stock. This percentage is calculated by including shares that may be acquired by our officers and directors within 60 days upon the exercise or conversion of any option, warrant or other convertible security that they, or any entity they control, own. Recently our Chairman of the Board, Walter M. Craig, Jr., agreed to make the issuance of 2,797,545 shares that would otherwise have been included in this percentage, subject to stockholder approval of an amendment to our Certificate of Incorporation increasing the number of our authorized shares of common stock (or there otherwise being sufficient authorized and unreserved shares). Included in these 2,797,545 shares are 220,000 shares, which are issuable upon exercise of warrants, which may be offered by Mr. Craig pursuant to this Prospectus. We plan to propose the amendment at our next Annual Meeting of Stockholders. If we included these 2,797,545 shares in the computation, our officers and directors would currently beneficially own 31.6% of our common stock. This concentration of voting power could serve to perpetuate current management. Assuming that all of the shares that may be offered for sale pursuant to this prospectus are sold and that our officers and directors do not acquire any of these shares or otherwise acquire additional shares of our common stock, our officers and directors will beneficially own 3.6% of our shares of our common stock (which includes as outstanding the 220,000 shares, issuable upon exercise of warrants, that may be offered by Mr. Craig pursuant to this Prospectus, the exerciseability of which are subject to stockholder approval of the amendment to our Certificate of Incorporation). If all of the shares that Mr. Craig has agreed to make subject to stockholder approval are included in this computation, then after the sale of the shares offered pursuant to this prospectus, our officers and directors would beneficially own 15.4% of our shares of common stock.

OUR SHAREHOLDERS DO NOT HAVE CUMULATIVE VOTING RIGHTS

        The holders of our capital stock do not have cumulative voting rights. Accordingly, the holders of more than 50% of our outstanding shares entitled to vote for the election of directors can elect all of our directors then being elected; the holders of the remaining shares by themselves cannot elect any directors.

OUR CERTIFICATE OF INCORPORATION AND BY-LAWS CONTAIN PROVISIONS WHICH COULD DELAY OR PREVENT A CHANGE OF CONTROL

        Certain provisions of our Certificate of Incorporation and By-Laws may have the effect of discouraging, delaying or preventing a take-over attempt that could be in the best interests of our stockholders. These provisions, among others, separate our Board of Directors into three classes and require a vote of at least 80% of the combined outstanding voting shares to amend any of the provisions of the Certificate of Incorporation relating to the election, number or terms of directors. Directors may only be removed, prior to the expiration of their respective terms, for cause and by vote of the stockholders. Our Board of Directors also has the right, without further action of the stockholders, to issue and fix the terms of preferred stock which could have rights senior to the common stock. We are also subject to the "business combination" provision of the Delaware General Corporation Law, which imposes procedures impeding business combinations with "interested stockholders" that are not approved by our Board of Directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain information set forth in this registration statement includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time, we may publish "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospects, projected ventures, new products, anticipated market performances and similar matters. The words "budgeted," "anticipate," "project," "estimate," "expect," "may," "believe," "potential" and similar statements are intended to be among the statements that are forward-looking statements. Because these statements reflect the reality of risk and uncertainty that is inherent in our business, actual results may differ materially from those expressed or implied by such forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date hereof.

        The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, we caution you that a variety of factors could cause our actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. These risks and uncertainties, many of which are beyond our control, include, but are not limited to, those set forth under the caption "Risk Factors" above and in the documents incorporated by reference.

        We undertake no obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. The SEC's public reference room in Washington, D.C. is located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering is completed. The Commission File Number for each of the documents listed below is 1-9547.

1.
Our Annual Report on Form 10-KSB for the year ended December 31, 2002;

2.
Our Quarterly Reports on Form 10-QSB for the quarters ended September 30, 2003, June 30, 2003 and March 31, 2003;

3.
Our Current Reports on Form 8-K filed on January 2, 2004, October 3, 2003, July 8, 2003 and February 6, 2003; and

4.
The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on February 2, 1987.

        The reports and other documents that we file under the Exchange Act after the date of this prospectus and before all of the shares under it have been sold will be incorporated by reference into this prospectus and will update and supersede the information in this prospectus.

        This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. Descriptions of any contract or other document referred to in this prospectus are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement for a more complete description of the matter involved, each statement being qualified in its entirety by such reference. At your written or telephonic request, we will provide you, without charge, a copy of any of the information that is incorporated by reference herein (excluding exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Direct your request to us by writing or telephoning us at:

EquiFin, Inc.
1011 Highway 71
Spring Lake, New Jersey 07762
Attention: Walter M. Craig, Jr., President
Telephone: (732) 282-1411

USE OF PROCEEDS

        We will not receive any proceeds from the sale of common stock by the selling security holders, although we will receive the exercise price of the warrants upon exercise by the selling security holders, to the extent that the warrants are exercised for cash. Certain of the holders of the warrants are permitted to exercise their warrants, without paying the exercise price of their warrants in cash, by surrendering warrants and utilizing the equity in the surrendered warrants (based upon the difference between the market price of our shares of our common stock, on the date of exercise, and the exercise price of the surrendered warrants) as a credit against the payment of the exercise price. As an example, if the market price of our common stock were $1.00 on the date that two warrants having an exercise price of $.50 were surrendered for exercise, the holder of the surrendered warrants would be entitled to receive one share of our common stock in exchange for the two surrendered warrants without the payment of any cash. Warrants to purchase 959,757 shares of our common stock covered by this prospectus, having exercise prices aggregating $603,649, have this cashless exercise feature. The holder of a warrant to purchase 532,257of those shares is also similarly entitled, in connection with an exercise of the warrant, to surrender shares of our common stock in payment of the exercise price and receive a credit against the exercise price equal to the fair market value of those shares on the date of their surrender. In addition to the warrants to purchase 959,757 shares of our common stock covered by this prospectus that have a cashless exercise feature under all circumstances, warrants to purchase 1,484,522 shares of our common stock covered by this prospectus, having exercise prices aggregating $555,925, entitle the holders to utilize the equity in their warrants to pay the exercise price in lieu of payment in cash in the event the registration statement containing this prospectus is not then in effect. If all of the warrants covered by this prospectus are exercised for cash, we will receive proceeds of $2,627,949. We plan to use the proceeds from the exercise of these warrants for working capital and principally for funding new loan opportunities. All proceeds from the sale of the shares of common stock covered by this prospectus will go to the selling security holders who offer and sell their shares.

SELLING SECURITY HOLDERS

        On December 12, 2003 we closed on a private placement of a $1,100,000 principal amount convertible note due December 12, 2006 and a warrant to purchase 532,257 shares of our common stock that were sold to a single accredited investor, Laurus Master Fund, Ltd. The principal and accrued interest on the note may be converted into shares of our common stock at a conversion price of $.62 per share. The warrant entitles the holder to purchase 177,419 shares of our common stock at an exercise price of $.78 per share, 177,419 shares of our common stock at an exercise price of $.93 per share, and 177,419 shares of our common stock at a price of $1.09 per share. The holder has the right to surrender warrants or shares of common stock in lieu of paying the exercise price in cash. See "Use of Proceeds." If all of the warrants were exercised by payment of the exercise price in cash, we would receive proceeds of $496,774. This prospectus covers the 1,774,193 shares of our common stock that are issuable upon conversion of the principal of the note, 290,000 shares of our common stock that may become issuable with respect to accrued interest thereon and the 532,257 shares of common stock that are issuable upon exercise of the warrant. Duncan Capital LLC ("Duncan"), which facilitated this transaction, had previously received a warrant to purchase 100,000 shares of our common stock at an exercise price of $.25 per share, expiring March 18, 2008, and 40,000 shares of our common stock. Duncan also received warrants to purchase 184,516 shares of our common stock at an exercise price of $.78 per share and expiring on December 11, 2008 as a finder's fee. The 284,516 shares issuable upon exercise of the warrants issued to Duncan and the 40,000 shares of our common stock issued to Duncan are included in this prospectus. If there is not then a currently effective registration statement for the resale of these shares, the warrants issued to Duncan can be exercised by the surrender of warrants in lieu of paying cash. Assuming that these warrants are exercised by the payment of cash, we will receive proceeds of $168,922 upon their exercise in full. The warrants issued to Duncan were preliminarily valued at $67,000 in the aggregate.

        On September 23, 2003, we closed a private placement of $1,127,500 principal amount of 11% convertible subordinated notes due August 31, 2008 that are convertible into an aggregate of 2,622,098 shares of common stock at a conversion price of $.43 per share and warrants to purchase an additional 2,622,098 shares of common stock having an exercise price of $.50 per share. This prospectus covers the 5,244,196 shares of common stock that are issuable upon conversion of those notes and warrants. Assuming that all of these warrants are exercised in full by the payment in cash, we will receive proceeds of $1,311,049. This prospectus also covers 314, 651 shares of common stock that are issuable upon exercise of warrants, having an exercise price of $.50 per share, that were issued to Merriman Curhan Ford & Co. as part of the placement fee related to the closing of the private placement. We have preliminarily ascribed an aggregate value of $97,000 to the warrants issued to the placement agent. If all of the warrants issued to the placement agent are exercised in full by payment in cash, we will receive proceeds of approximately $157,326.

        In addition, this prospectus covers 175,000 shares of common stock that we are currently committed to issue to a single investor, Stephen M. Oristaglio 1995 Revocable Trust dated 6/26/95, Stephen M. Oristaglio, Trustee, in connection with the purchase of $350,000 principal amount of 15% secured participation notes. The purchase price for the notes and the shares aggregated $350,000. The purchase price for the notes and the shares has been paid in full, and purchaser is currently entitled to receive the shares. We plan to issue the shares upon approval of a currently pending additional listing application with the American Stock Exchange (the "AMEX"), which is routinely required by the AMEX before any additional shares of the same class that are listed on the exchange, as are our shares of common stock, may be issued. We anticipate approval of the issuance of these shares by the AMEX in the very near future.

        This prospectus also covers 1,627,506 shares of common stock issuable upon the exercise of previously issued and outstanding warrants, consisting of the following:

          427,500 warrants having an exercise price of $.25 per share and expiring December 31, 2006. The holders of these warrants have the right to pay the exercise price by surrendering warrants in lieu of cash. Assuming that the warrants are exercised by the payment in cash, we will receive proceeds of $106,875;

          225,006 warrants having an exercise price of $.50 per share and expiring December 18, 2006. The holders of these warrants have the right to pay the exercise price by surrendering warrants in lieu of cash if there is not then a currently effective registration statement covering the resale of these shares. Assuming that the warrants are exercised by the payment in cash, we will receive proceeds of $112,500.

          80,000 warrants having an exercise price of $.40 per share and expiring December 18, 2007. The holders of these warrants have the right to pay the exercise price by surrendering warrants in lieu of cash if there is not then a currently effective registration statement covering the resale of these shares. Assuming that the warrants are exercised by the payment in cash, we will receive proceeds of $32,000.

          620,000 warrants having an exercise price of $.25 per share and expiring July 31, 2007. The holders of these warrants have the right to pay the exercise price by surrendering warrants in lieu of cash if there is not then a currently effective registration statement covering the resale of these shares. Assuming that the warrants are exercised by the payment in cash, we will receive proceeds of $155,000.

          100,000 warrants having an exercise price of $.25 per share and expiring December 18, 2007. The holders of these warrants have the right to pay the exercise price by surrendering warrants in lieu of cash if there is not then a currently effective registration statement covering the resale of these shares. Assuming that the warrants are exercised by the payment in cash, we will receive proceeds of $25,000.

          50,000 warrants having an exercise price of $.50 per share and expiring June 30, 2008. The holders of these warrants have the right to pay the exercise price by surrendering warrants in lieu of cash if there is not then a currently effective registration statement covering the resale of these shares. Assuming that the warrants are exercised by the payment in cash, we will receive proceeds of $25,000.

          125,000 warrants having an exercise price of $.30 per share and expiring April 8, 2008. The holders of these warrants have the right to pay the exercise price by surrendering warrants in lieu of cash if there is not then a currently effective registration statement covering the resale of these shares. Assuming that the warrants are exercised by the payment in cash, we will receive proceeds of $37,500.

        We have listed below:

  •
  the name of each selling security holder;

  •
  the number of shares of common stock beneficially owned by the selling security holder as of the date of this prospectus;

  •
  the maximum number of shares of common stock being offered by each of them in this offering; and

  •
  the number of shares of common stock to be owned by the selling security holder after this offering (assuming sale of such maximum number of shares).

        Except as otherwise noted below, during the last three years no selling security holder has been an officer, director or affiliate of our company, nor has any selling security holder had any material relationship with our company, other than as a stockholder, during that period.

        The shares being offered hereby are being registered to permit public secondary trading, and the selling security holders are under no obligation to sell all or any portion of their shares of common stock included in this prospectus. The information contained in the following table is derived from information furnished to us by or on behalf of the selling security holders. The following table assumes the sale of all shares included in this prospectus.

        For purposes of this table, beneficial ownership is determined in accordance with SEC rules, and includes voting power and investment power with respect to shares and shares owned pursuant to options, warrants or other rights exercisable within 60 days.

        Currently our officers and directors beneficially own approximately 8.1% of our common stock. This percentage is calculated by including shares of common stock that may be acquired by our officers and directors within 60 days upon the exercise or conversion of any right or instrument. Recently our Chairman of the Board, Walter M. Craig, Jr., agreed to make the issuance of 2,797,545 shares that would otherwise have been included in this percentage, subject to stockholder approval of an amendment to our Certificate of Incorporation increasing the number of our authorized shares of common stock (or there otherwise being sufficient authorized and unreserved shares). Included in those 2,797,545 shares are 220,000 shares, which are issuable upon exercise of warrants, which may be offered by Mr. Craig pursuant to this Prospectus. If we included these 2,797.545 shares in the computation, our officers and directors would currently beneficially own 31.6% of our common stock. Assuming that all of the shares that may be offered for sale pursuant to this prospectus are sold and that our officers and directors do not acquire any of these shares or otherwise acquire additional shares of our common stock, our officers and directors will beneficially own 3.6% of our shares of our common stock (which includes as outstanding the 220,000 shares issuable upon exercise of warrants being offered by Mr. Craig pursuant to this Prospectus, the exercise of which are subject to stockholder approval of an amendment to our Certificate of Incorporation increasing our authorized shares, unless we otherwise have available sufficient authorized and unreserved shares to permit their exercise). If all of the shares that Mr. Craig has agreed to make subject to stockholder approval are included in this computation, then after the sale of the shares offered pursuant to this prospectus, our officers and directors would beneficially own 15.4% of our shares of common stock.

        As explained below under "Plan of Distribution," we have agreed with the selling security holders to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus.

        In some instances, the shares of common stock offered pursuant to this prospectus may be sold by the pledges, donees, transferees, assignees or other successors-in-interest that receive their shares from a selling security holders as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus, and the term "selling security holders" as used herein shall include such pledgees, donees, transferees, assignees or other successors-in-interest.

Name	Common Stock Beneficially Owned Prior to the Offering		Shares That May Be Offered		Number of Shares Beneficially Owned after the Offering(1)		Percent of Shares Beneficially Owned after the Offering(1)
Jeffrey Lipkin(2)	80,000		80,000		—		—
Mark Chesen(3)	112,876		112,876		—		—
Allyson DeMatteo(3)	61,898		61,898		—		—
Matthew Karlson(3)	61,898		61,898		—		—
J. Scott Victor(3)	61,898		61,898		—		—
Glenn Bernabeo(3)	13,905		13,905		—		—
Michael Goodman(3)	23,626		23,626		—		—
Christopher Walsh(3)	13,905		13,905		—		—
Mark Heskell(4)	50,000		50,000		—		—
Richard Berkley(4)	50,000		50,000		—		—
Duncan Capital LLC(5)	324,516		324,516		—		—
Michael Palitz	51,000		50,000		1,000		*
Elinora and Sophie Palitz, JTIC	50,000		50,000		—		—
John S. Cunningham	150,000		100,000		50,000		—
The Intergroup Corporation(6)	2,325,582		2,325,582		—		—
MCF Corporation(7)	116,280		116,280		—		—
Robert E. Ford(8)	23,256		23,256		—		—
Gregory Curhan(8)	34,886		34,886		—		—
Jonathan Merriman(8)	116,280		116,280		—		—
Brock Ganeles(8)	116,280		116,280		—		—
Peter Marcil(9)	23,256		23,256		—		—
Chester White(9)	46,512		46,512		—		—
Kenneth R. Werner Revocable Trust(10)	116,280		116,280		—		—
John V. Winfield(11)	2,589,134		2,325,584		263,550		3.5%
Herbert M. Pearlman(12)	731,980		50,000		681,980		8.5%
Julia Pearlman	45,000		5,000		40,000		*
Lee Pearlman	45,000		5,000		40,000		*
Larry Marolda	45,000		5,000		40,000		*
Stephen M. Oristaglio 1995 Revocable Trust dated 6/26/95, Stephen M. Oristaglio Trustee	737,500		737,500		—		—
Merriman Curhan Ford & Co.(13)	314,651		314,651		—		—
R. Keith Fetter(14)	50,000		50,000		—		—
Laurus Master Fund, Ltd.	401,101	(15)	2,596,451	(16)	—		—
Walter M. Craig, Jr.(17)	110,253	(18)	220,000		110,253	(19)	1.4	%(19)

Total	9,093,752		10,282,319		1,226,783		6.9%

*
less than 1%.

1.
Assumes the sale of all shares offered hereby and no other transactions in the common stock by the selling security holders.

2.
Mr. Lipkin serves as a consultant to us with respect to financings, mergers, acquisitions and audit procedures in connection with our financing operations.

3.
This selling security holder may be deemed an affiliate of SSG Capital Advisers, L.P. ("SSG Capital"), which is the successor to certain operations of Berwind Financial, L.P. ("Berwind"). Berwind assisted us in obtaining a credit facility for our principal subsidiary. SSG Capital is a registered broker-dealer and continues to act as an investment banker and advisor to us with respect to capital raising activities.

4.
This individual is affiliated with Roccus Capital Partners, L.L.C., which acts as an investment banker for us with respect to capital raising activities.

5.
This entity acts as an investment banker for us with respect to capital raising activities, and facilitated our private placement of $1,100,000 principal amount of notes and accompanying warrants effectuated in December 2003.

6.
John V. Winfield is the Chairman, President, Chief Executive Officer and the owner of over 50% of the outstanding shares of common stock of this entity. The amount set forth does not include the shares owned by Mr. Winfield.

7.
This entity is an affiliate of Merriman Curhan Ford & Co., a registered broker-dealer, which was the placement agent with respect to our private placement of $1,127,500 principal amount of 11% convertible subordinated notes due August 31, 2008, and accompanying warrants, that we effectuated in September 2003. This selling security holder may be deemed to share investment and voting control over the 314,651 shares beneficially owned by Merriman Curhan Ford & Co., and, accordingly, could be deemed to beneficially own those shares. This selling security holder disclaims beneficial ownership of those shares. The amount set forth as beneficially owned by the selling security holder does not include the shares beneficially owned by Merriman Curhan Ford & Co.

8.
This selling security holder is an executive officer of Merriman Curhan Ford & Co. and MCF Corporation (an affiliate of Merriman Curhan Ford & Co.), and, accordingly, may be deemed to share investment and voting control over the 314,651 shares and 116,280 beneficially owned by those entities, respectively, and to be an affiliate of those entities. Merriman Curhan Ford & Co. is a registered broker-dealer and was the placement agent with respect to our private placement of $1,127,500 principal amount of 11% convertible subordinated notes due August 31, 2008, and accompanying warrants. The selling security holder disclaims beneficial ownership of the shares owned by Merriman Curhan Ford & Co. and MCF Corporation. The amount set forth as beneficially owned by the selling security holder does not include the shares beneficially owned by Merriman Curhan Ford & Co. or MCF Corporation.

9.
This selling security holder is an employee of Merriman Curhan Ford & Co., a registered broker-dealer, but is not considered by that entity to be an affiliate. Merriman Curhan Ford & Co. was the placement agent with respect to our private placement of $1,127,500 principal amount of 11% convertible subordinated notes due August 31, 2008, and accompanying warrants.

10.
The beneficiary of this trust is an employee of Merriman Curhan Ford & Co., a registered broker-dealer, but is not considered by that entity to be an affiliate. Merriman Curhan Ford & Co. was the placement agent with respect to our private placement of $1,127,500 principal amount of 11% convertible subordinated notes due August 31, 2008 and accompanying warrants.

11.
Mr. Winfield is the Chairman, President, Chief Executive Officer and the owner of over 50% of The InterGroup Corporation, may be deemed to have shared voting and investment control over the 2,325,582 shares owned by that entity and beneficially own those shares. However, he disclaimed beneficial ownership of such shares. The shares that are set forth as beneficially owned by Mr. Winfield and that are being offered by him do not include the shares owned by that entity.

12.
Mr. Pearlman was our Chairman of the Board and President until his resignation in April 2001.

13.
This entity was the placement agent with respect to our private placement of $1,127,500 principal amount of 11% convertible subordinated notes due August 31, 2008, and accompanying warrants and is a registered broker-dealer.

14.
Mr. Fetter serves as a consultant to us with respect to our capital raising activities.

15.
This Selling Security Holder is contractually prohibited from converting its convertible note or exercising its warrants to the extent the number of shares of Common Stock beneficially owned by it after such conversion or exercise would exceed 4.99% of the issued and outstanding shares of our common stock. Subject to the limitation described in the first sentence of this footnote, the number of shares of our common stock listed as beneficially owned consists of the shares of our common stock that are issuable upon conversion of the principal of and accrued interest on the $1,100,000 principal amount convertible note due December 12, 2006 and the exercise of the warrant to purchase 532,257 shares of our common stock, which were acquired in a private placement that closed on December 12, 2003 (which are the only securities issued by us that this entity owns).

16.
Represents the number of shares of our common stock that can be issued to the Selling Security Holder under the terms of the $1,100,000 convertible note and accompanying warrant to purchase 532,257 shares of common stock held by the Selling Security Holder without giving effect to the contractual limitation described in footnote 15. This number also includes 290,000 shares of common stock that may become issuable with respect to interest that may accrue on the convertible note during its term, without giving effect to any prepayment of principal (without regard to the limitation set forth in the first sentence of footnote 15).

17.
Mr. Craig is our Chairman of the Board and Chief Executive Officer. Pursuant to a stockholders agreement, Herbert M. Pearlman, David S. Lawi, Helm Capital Group, Inc. ("Helm") and Coast Capital Partners, L.L.C. ("Coast Capital") (an entity controlled by Mr. Craig), have agreed to vote their shares to elect individuals nominated by Coast Capital to our Board of Directors. Additionally, Helm and Mr. Pearlman have agreed to vote their shares of our capital stock on all matters as Coast Capital shall direct. Mr. Craig disclaims beneficial ownership of all shares owned by Messrs. Pearlman and Lawi and Helm, and the number of shares set forth as beneficially owned by him does not include such shares.

18.
Mr. Craig and an entity controlled by him have agreed to make the exerciseability or conversion of certain options, warrants and convertible securities held by them subject to obtaining stockholder approval of an amendment to our Certificate of Incorporation increasing the number of shares of common stock that we are authorized to issue from 20,000,000 shares to 50,000,000 (unless there otherwise are sufficient authorized and unreserved shares). As a result of this agreement, 2,797,545 shares of common stock that Mr. Craig, or the entity controlled by hem, would otherwise have had the right to acquire within sixty days has not been included in the calculation of beneficial ownership. Because the 220,000 shares issuable upon exercise of warrants are included within the 2,797,545 shares, the number of shares being offered by Mr. Craig is greater than the number of shares beneficially owned prior to the offering.

19.
As described in footnote 18, the number of shares beneficially owned by Mr. Craig prior to the offering does not include 2,797,545 shares (which includes the 220,000 shares being offered pursuant to this prospectus). If these shares were included in the shares owned by Mr. Craig, he would have beneficially owned 2,907,798 shares of common stock before the offering and 2,687,798 shares after the offering constituting beneficial ownership of 25.8% of our shares of common stock.

PLAN OF DISTRIBUTION

        The selling security holders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        The selling security holders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

        Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

        The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

        The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the transferee or other successors in interest as selling security holders under this prospectus.

        The selling security holders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. To the extent required, we will amend or supplement this prospectus to disclose material arrangements regarding the plan of distribution of which we are notified by the selling security holders.

        We are required to pay all fees and expenses incident to the registration of the shares of common stock; provided, however, that the selling security holders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling security holders against certain liabilities, including liabilities arising under the Securities Act.

        To comply with the securities laws of certain jurisdictions, registered or licensed brokers or dealers may need to offer or sell the shares offered by this prospectus. The applicable rules and regulations under the Exchange Act may limit any person engaged in a distribution of the shares of common stock covered by this prospectus in its ability to engage in market activities with respect to such shares. A selling security holder, for example, will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, which provisions may limit the timing of purchases and sales of any shares of common stock by that selling security holder.

LEGAL MATTERS

        Certain legal matters relating to the legality of the shares offered hereby have been passed upon for our company by St. John & Wayne, L.L.C., Heron Tower, 70 East 55th Street, New York, New York 10022. Lee A. Albanese, Esq., an attorney who is a partner of St. John & Wayne, L.L.C. is one of our directors and owns or has the right to acquire, a total of approximately 24,000 shares of our common stock. Michael R. Epps, Esq., an attorney who is affiliated with St. John & Wayne, L.L.C. is our corporate secretary and has been granted common stock purchase options to acquire 65,000 shares of our common stock.

EXPERTS

        The consolidated financial statements of the Company as of December 31, 2002 incorporated by reference in this prospectus have been audited by J.H. Cohn LLP, independent public accountants, as set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of the Company for the year ended December 31, 2001 incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent auditor, as set forth in its report incorporated herein by reference and are incorporated herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        The following table sets forth the estimated expenses of EquiFin, Inc. in connection with the distribution of the securities being registered:

Registration Fee	$612.32
American Stock Exchange Listing Fee	$22,500.00	*
Legal Fees and Expenses	$20,000.00	*
Accounting Fees and Expenses	$15,000.00	*
Miscellaneous Expenses	$2,500.00	*
TOTAL	$60,612.32	*

*
Estimated

Item 15.    Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of the State of Delaware (the "General Corporation Law") provides, in general, that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, the indemnitee must not have had reasonable cause to believe his conduct was unlawful.

        Section 145(b) of the General Corporation Law provides, in general, that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation.

        Section 145(g) of the General Corporation Law provides in general that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him or incurred by him in any capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the law.

        The Company's By-laws and Amended and Restated Certificate of Incorporation provide that the Company will indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law.

        Section 102(b) of the General Corporation Law permits a Delaware corporation, by so providing in its Certificate of Incorporation, to eliminate or limit the personal liability of a director to the corporation for damages arising out of certain alleged breaches of the director's duties to the corporation. The General Corporation Law, however, provides that no such limitation of liability may effect a director's liability with respect to any of the following: (i) for breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful purchase or redemption of its capital stock, or (iv) for any transaction from which the director derived an improper personal benefit.

        The Company's Amended and Restated Certificate of Incorporation eliminates the personal liability of the directors to the fullest extent permitted by Section 102(b) of the General Corporation Law.

        The Company has entered into an agreement with each Selling Stockholder which provides for reciprocal indemnification between the Company and the Selling Stockholder against certain liabilities in connection with this offering.

Item 16.    Exhibits

Exhibit Number	Description
4.1	Reference is made to Registrant's Registration Statement on Form 8-A filed with the SEC on February 2, 1987, which is incorporated herewith by reference
5.1	Opinion of St. John & Wayne, L.L.C., as to the legality of the securities to be registered [Filed herewith]
23.1	Consent of J.H. Cohn LLP [Filed herewith]
23.2	Consent of B.D.O. Seidman LLP [Filed herewith]
23.3	Consent of St. John & Wayne, L.L.C. [included in Exhibit 5.1]
24.1	Power of Attorney [included on the signature page hereof]

Item 17.    Undertakings

        The Registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
Not Applicable;

(ii)
Not Applicable;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof;

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4)
For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(b) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial "bona fide" offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, or otherwise, the Securities and Exchange Commission has informed the registrant that such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Spring Lake, New Jersey on February 9, 2004.

EQUIFIN, INC.
By:	/s/ WALTER M. CRAIG, JR. Walter M. Craig, Jr.; Chief Executive Officer and Chairman of the Board (principal executive officer)
By:	/s/ DANIEL T. MURPHY Daniel T. Murphy; Chief Financial Officer (principal financial and accounting officer)

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

/s/ WALTER M. CRAIG, JR. Walter M. Craig, Jr.	Chairman of the Board of Directors and Chief Executive Officer	February 9, 2004
* Thomas D. Werblin*	Director	February 9, 2004
/s/ DANIEL T. MURPHY Daniel T. Murphy	Director	February 9, 2004
* Lee A. Albanese	Director	February 9, 2004
* John E. Stieglitz	Director	February 9, 2004

*By:	/s/ WALTER M. CRAIG, JR. Walter M. Craig, Jr. Attorney-in-Fact

INDEX TO EXHIBITS

Number	Description	Sequential Page No.
5.1	Opinion of St. John & Wayne, L.L.C.
23.1	Consent of J.H. Cohn LLP, Independent Public Accountants
23.2	Consent of BDO Seidman, LLP Independent Auditors
23.3	Consent of St. John & Wayne, L.L.C. (included in Exhibit 5.1)
24.1	Power of Attorney, included in Part II of Registration Statement*

*
Previously Filed

QuickLinks

TABLE OF CONTENTS
EQUIFIN, INC.
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
USE OF PROCEEDS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS